Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,				2007	Nine Months Ended
	2003	2004	2005	2006		Sept 29 2007	Sept 27 2008
	(In thousands, except ratios)
Earnings
Earnings before income taxes	$69,978	$1,725,891	$2,027,083	$2,692,435	$2,253,315	$1,706,802	$2,641,064

Plus: minority interests	23,904	80,840	110,650	219,121	293,501	214,653	255,920

Plus/(Less): losses/(earnings) from equity investments	97	(4,070)	(476)	17,690	24,618	17,188	16,340

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	27,151	30,645	36,571	40,351	55,381	38,614	110,228

Plus: amortization of capitalized interest	—	108	216	216	216	162	162

Plus: distributed income of equity investees	—	—	—	3,172	8,072	3,724	19,740

Less: interest capitalized	(850)	(1,310)	—	—	(3,700)	(1,670)	(8,180)

Less: minority interests in subsidiaries that have not incurred fixed charges	(23,904)	(80,840)	(110,650)	(219,121)	(293,604)	(214,304)	(255,091)

	$96,376	$1,751,264	$2,063,394	$2,753,864	$2,337,799	$1,765,169	$2,780,183

Fixed charges
Interest expense and amortization of bond issuance and settled swaps	27,151	30,645	36,571	40,351	55,052	38,396	109,153

Estimated interest on rent expense	—	—	—	—	329	218	1,075

Total Fixed Charges	27,151	30,645	36,571	40,351	55,381	38,614	110,228

Ratio of earnings to fixed charges	3.55	57.15	56.42	68.25	42.21	45.71	25.22